

05047835


SEC MAIL
RECEIVED
PROCESSING
MAR 2 1 2005
WASH, D.C.
202
SECTION

GRAYSON BANKSHARES, INC.

2004 ANNUAL REPORT

2004 Annual Report

Table of Contents

Financial Highlights[1]

	2004	2003	2002	2001	2000
Summary of Operations					
Interest income	$ 14,656	$ 13,842	$ 14,280	$ 13,717	$ 13,153
Interest expense	4,474	5,637	6,640	7,204	6,785
Net interest income	10,182	8,205	7,640	6,513	6,368
Provision for credit losses	390	410	441	280	280
Other income	1,607	2,662	1,021	589	435
Other expense	6,943	5,812	4,720	4,092	3,772
Income taxes	1,215	1,306	964	790	687
Net income	$ 3,241	$ 3,339	$ 2,536	$ 1,940	$ 2,064
Per Share Data					
Net income	$ 1.89	$ 1.94	$ 1.48	$ 1.13	$ 1.20
Cash dividends declared	.60	1.00	.46	.41	.37
Book value	15.23	14.31	13.51	12.27	11.42
Estimated market value[2]	32.00	32.00	32.00	29.00	32.00
Year-end Balance Sheet Summary					
Loans, net	$ 196,912	$ 176,155	$ 154,190	$ 140,898	$ 133,072
Investment securities	37,909	46,282	44,872	33,452	28,766
Total assets	270,215	263,865	241,283	201,469	180,318
Deposits	231,059	228,219	206,909	179,323	159,590
Stockholders' equity	26,177	24,601	23,230	21,086	19,638
Selected Ratios					
Return on average assets	1.23%	1.32%	1.13%	1.02%	1.18%
Return on average equity	12.56%	13.66%	11.40%	9.44%	10.95%
Average equity to average assets	9.76%	9.66%	9.88%	10.85%	10.75%

[1] In thousands of dollars, except per share data.
[2] Provided at the trade date nearest year end.

GRAYSON BANKSHARES, INC.

P. O. Box 186, Independence, Va. 24348

Dear Stockholders:

It is our pleasure to present our Annual Financial Report to you.

We ended the year with total assets of $270,214,881, resulting in an increase of $6,349,953 or 2.41% over the previous year. Our return on assets was 1.23% and the return on equity was 12.56% as compared to 1.32% and 13.66% for the previous year. Net earnings were $3,241,468, a decrease of $97,091 or 2.91% compared to the previous year. Our deposits increased $2,840,196 or 1.24% and net loans increased $20,757,141 or 11.78%. Please refer to our financial highlights page and accompanying statements for additional information.

The book value of our stock at year-end was $15.23 and stock trades nearest year-end were executed at $32.00 per share. Dividends for the year were $0.60 per share.

I am very pleased with our accomplishments in 2004. We opened our new Hillsville Branch on December 17 and we continue to be extremely grateful for the warm reception we have received from the Hillsville community. We continued our efforts to enhance the products and services offered to all our customers through the addition of ATM machines at our Elk Creek and Troutdale Branches and through the introduction of home equity lines of credit. We intend to further these efforts in 2005 as well, with the introduction of an overdraft protection plan and internet banking with on-line bill paying.

Your bank has grown considerably in recent years and we are very excited about the future of The Grayson National Bank. We continue to be blessed with great personnel throughout our organization. I wish to thank our employees for their dedicated service to the bank, our shareholders and most of all, our customers.

As always, we appreciate your support, welcome your comments and the opportunity to serve you.

Sincerely,



Jacky K. Anderson
President & CEO


Larrowe
&Company, P.L.C.
CPAs and Consultants

104 Cranberry Road
Post Office Box 760
Galax, Virginia 24333
276-238-1800
Fax 276-238-1801

Independent Auditor's Report

Board of Directors and Stockholders
Grayson Bankshares, Inc.
Independence, Virginia

We have audited the consolidated balance sheets of Grayson Bankshares, Inc. and subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grayson Bankshares, Inc. and subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Larrowe & Company, PLC

Galax, Virginia
January 28, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003

Assets	**2004**	**2003**
Cash and due from banks	$ 10,032,399	$ 11,748,140
Federal funds sold	8,833,069	15,305,544
Investment securities available for sale	33,786,785	41,239,131
Investment securities held to maturity (fair value approximately $2,973,676 in 2004, and $3,997,347 in 2003)	2,975,455	3,960,887
Restricted equity securities	1,147,050	1,081,750
Loans, net of allowance for loan losses of $2,609,759 in 2004 and $2,395,387 in 2003	196,911,871	176,154,730
Cash value of life insurance	4,925,722	4,677,731
Foreclosed assets	65,000	15,000
Property and equipment, net	7,316,750	6,228,192
Accrued income	1,833,728	1,891,116
Other assets	2,387,052	1,562,707
	$ 270,214,881	$ 263,864,928
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 31,569,179	$ 26,708,360
Interest-bearing	199,490,165	201,510,788
Total deposits	231,059,344	228,219,148
Short-term debt	2,000,000	-
Long-term debt	10,000,000	10,000,000
Accrued interest payable	253,652	264,640
Other liabilities	724,839	780,344
	244,037,835	239,264,132
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $25 par value; 500,000 shares authorized; none issued	-	-
Common stock, $1.25 par value; 5,000,000 shares authorized; 1,718,968 shares issued in 2004 and 2003, respectively	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	23,797,289	21,587,202
Accumulated other comprehensive income	(290,578)	343,259
	26,177,046	24,600,796
	$ 270,214,881	$ 263,864,928

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest income:			
Loans and fees on loans	$ 12,787,560	$ 11,595,816	$ 11,798,933
Federal funds sold	139,300	245,760	239,255
Investment securities:			
Taxable	1,287,584	1,545,643	1,803,674
Exempt from federal income tax	441,532	454,938	438,515
	14,655,976	13,842,157	14,280,377
Interest expense:			
Deposits	3,954,159	5,123,483	6,197,872
Interest on borrowings	519,247	513,639	442,067
	4,473,406	5,637,122	6,639,939
Net interest income	10,182,570	8,205,035	7,640,438
Provision for loan losses	390,000	410,000	441,000
Net interest income after provision for loan losses	9,792,570	7,795,035	7,199,438
Noninterest income:			
Service charges on deposit accounts	549,871	429,135	354,644
Other service charges and fees	506,513	534,537	437,263
Net realized gains on securities	63,004	919,710	3,735
Other income	487,874	778,266	225,659
	1,607,262	2,661,648	1,021,301
Noninterest expense:			
Salaries and employee benefits	4,354,566	3,687,447	2,985,573
Occupancy expense	224,656	180,119	127,153
Equipment expense	638,069	501,658	391,390
Foreclosure expense	14,567	-	-
Other expense	1,711,381	1,443,365	1,216,061
	6,943,239	5,812,589	4,720,177
Income before income taxes	4,456,593	4,644,094	3,500,562
Income tax expense	1,215,125	1,305,535	964,103
Net income	$ 3,241,468	$ 3,338,559	$ 2,536,459
Basic earnings per share	$ 1.89	$ 1.94	$ 1.48
Weighted average shares outstanding	1,718,968	1,718,968	1,718,968

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2004, 2003 and 2002

	Common Stock				Accumulated Other	
	Shares	Amount	Surplus	Retained Earnings	Comprehensive Income (Loss)	Total
Balance, December 31, 2001	1,718,968	$2,148,710	$ 521,625	$ 18,221,877	$ 193,561	$ 21,085,773
Comprehensive income						
Net income	-	-	-	2,536,459	-	2,536,459
Net change in unrealized gain (loss) on investment securities available for sale, net of taxes of $203,765	-	-	-	-	400,475	400,475
Reclassification adjustment, net of income taxes of $1,270	-	-	-	-	(2,465)	(2,465)
Total comprehensive income						2,934,469
Dividends paid ($.46 per share)	-	-	-	(790,725)	-	(790,725)
Balance, December 31, 2002	1,718,968	2,148,710	521,625	19,967,611	591,571	23,229,517
Comprehensive income						
Net income	-	-	-	3,338,559	-	3,338,559
Net change in unrealized gain (loss) on investment securities available for sale, net of taxes of $184,783	-	-	-	-	358,697	358,697
Reclassification adjustment, net of income taxes of $312,701	-	-	-	-	(607,009)	(607,009)
Total comprehensive income						3,090,247
Dividends paid ($1.00 per share)	-	-	-	(1,718,968)	-	(1,718,968)
Balance, December 31, 2003	1,718,968	2,148,710	521,625	21,587,202	343,259	24,600,796
Comprehensive income						
Net income	-	-	-	3,241,468	-	3,241,468
Net change in unrealized gain (loss) on investment securities available for sale, net of taxes of ($305,101)	-	-	-	-	(592,254)	(592,254)
Reclassification adjustment, net of income taxes of ($21,421)	-	-	-	-	(41,583)	(41,583)
Total comprehensive income						2,607,631
Dividends paid ($.60 per share)	-	-	-	(1,031,381)	-	(1,031,381)
Balance, December 31, 2004	1,718,968	$2,148,710	$ 521,625	$ 23,797,289	$ (290,578)	$ 26,177,046

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities			
Net income	$ 3,241,468	$ 3,338,559	$ 2,536,459
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	566,587	409,525	319,320
Provision for loan losses	390,000	410,000	441,000
Deferred income taxes	187,110	(40,580)	(108,478)
Net realized gains on securities	(63,004)	(919,710)	(3,735)
Accretion of discount on securities, net of amortization of premiums	221,135	248,727	131,135
Deferred compensation	8,304	11,475	7,594
Changes in assets and liabilities:			
Cash value of life insurance	(247,991)	(254,313)	(224,834)
Accrued income	57,388	(92,210)	(85,262)
Other assets	(684,933)	(527,830)	(21,343)
Accrued interest payable	(10,988)	(64,335)	61,177
Other liabilities	(63,809)	(46,704)	15,392
Net cash provided by operating activities	3,601,267	2,472,604	3,068,425
Cash flows from investing activities			
Net (increase) decrease in federal funds sold	6,472,475	4,434,684	(7,104,182)
Activity in available for sale securities:			
Purchases	(16,552,392)	(23,342,538)	(20,833,587)
Sales	18,782,690	11,964,172	1,542,321
Maturities	4,083,990	10,547,217	5,651,348
Activity in held to maturity securities:			
Purchases	-	(2,215,694)	(92,825)
Maturities	1,005,000	2,168,103	2,808,090
Purchases of restricted equity securities	(65,300)	(236,300)	(19,700)
Net increase in loans	(21,147,141)	(22,374,725)	(13,733,164)
Net increase in foreclosed assets	(50,000)	(15,000)	-
Purchases of property and equipment, net of sales	(1,655,145)	(2,511,483)	(1,531,556)
Purchase of bank-owned life insurance	-	-	(4,000,000)
Net cash used in investing activities	(9,125,823)	(21,581,564)	(37,313,255)
Cash flows from financing activities			
Net increase in deposits	2,840,196	21,310,624	27,585,542
Dividends paid	(1,031,381)	(1,718,968)	(790,725)
Net increase in short-term debt	2,000,000	-	-
Net increase in long-term debt	-	-	10,000,000
Net cash provided by financing activities	3,808,815	19,591,656	36,794,817
Net increase (decrease) in cash and cash equivalents	(1,715,741)	482,696	2,549,987
Cash and cash equivalents, beginning	11,748,140	11,265,444	8,715,457
Cash and cash equivalents, ending	$ 10,032,399	$ 11,748,140	$ 11,265,444
Supplemental disclosure of cash flow information			
Interest paid	$ 4,484,394	$ 5,701,457	$ 6,578,762
Taxes paid	$ 993,467	$ 1,443,179	$ 1,028,309
Supplemental disclosure of noncash investing activities			
Effect on equity of change in net unrealized gain	$ (633,837)	$ (248,312)	$ 398,010

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992.

The Grayson National Bank was organized under the laws of the United States in 1900 and currently serves Grayson County, Virginia and surrounding areas through eight banking offices. As an FDIC insured, National Banking Association, the Bank is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended December 31, 2004 included herein, contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held to maturity and available for sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. The Company had no loans held for sale at December 31, 2004 or during the three year period then ended.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination fees and costs, are not capitalized and recognized as an adjustment to the yield on the related loan as such deferrals are not material to the Company's financial position or results of operations.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable, continued

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance, or portion there of, is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for all loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Foreclosed Assets

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than six months.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The funding policy is to contribute the maximum deductible for federal income tax purposes.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares. For the years presented, the Company has no potentially dilutive securities outstanding.

Comprehensive Income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of shareholders' equity rather than as income or expense.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Financial Instruments and Change in Accounting Principle

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Interest Rate Swap Agreements

For asset/liability management purposes, the Corporation uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Such derivatives are used as part of the asset/liability management process and are linked to specific assets or liabilities, and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period.

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to fixed rate (cash flow hedge), and to convert a portion of its fixed-rate loans to a variable rate (fair value hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

Under SFAS No. 133, the gain or loss on all derivatives designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedged item attributable to the risk being hedged, is recognized currently in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicated derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

Beginning January 1, 2001, in accordance with SFAS No. 133, hedges of variable-rate debt are accounted for as cash flow hedges, with changes in fair value recorded in derivative assets or liabilities and other comprehensive income. The net settlement (upon close out or termination) that offsets changes in the value of the hedged debt is deferred and amortized into net interest income over the life of the hedged debt. Hedges of fixed-rate loans are accounted for as fair value hedges, with changes in fair value recorded in derivative assets or liabilities and loan interest income. The net settlement (upon close out or termination) that offsets changes in the value of the loans adjusts the basis of the loans and is deferred and amortized to loan interest income over the life of the loans. The portion, if any, of the net settlement amount that did not offset changes in the value of the hedged asset or liability is recognized immediately in non-interest income.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Interest Rate Swap Agreements, continued

Cash flow resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently available on similar instruments.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments, continued

Derivatives: The fair value of derivatives is determined by comparing current market prices for similar contracts with contracts entered by the Company.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years presented are not material.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $1,010,000 and $797,000 for the periods including December 31, 2004 and 2003, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

2004	**Amortized Cost**	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**
Available for sale:				
U.S. Government agency securities	$ 17,173,436	$ 6,798	$ 653,282	$ 16,526,952
Mortgage-backed securities	5,343,481	49,460	13,541	5,379,400
State and municipal securities	7,855,015	138,263	36,427	7,956,851
Corporate securities	3,855,121	70,211	1,750	3,923,582
	$ 34,227,053	$ 264,732	$ 705,000	$ 33,786,785
Held to maturity:				
State and municipal securities	$ 2,975,455	$ 43,198	$ 44,977	$ 2,973,676
2003				
Available for sale:				
U.S. Government agency securities	$ 14,157,022	$ 66,517	$ 251,086	$ 13,972,453
Mortgage-backed securities	2,813,419	74,623	-	2,888,042
State and municipal securities	11,842,245	399,916	28,093	12,214,068
Corporate securities	11,906,355	297,818	39,605	12,164,568
	$ 40,719,041	$ 838,874	$ 318,784	$ 41,239,131
Held to maturity:				
State and municipal securities	$ 3,960,887	$ 69,110	$ 32,650	$ 3,997,347

There were no securities transferred between the available for sale and held to maturity portfolios during 2004, 2003 or 2002.

Note 3. Investment Securities, continued

Restricted equity securities were $1,147,050 and $1,081,750 at December 31, 2004 and 2003, respectively. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), Community Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires Banks to purchase stock as a condition for membership in the Federal Reserve system. The Bank's stock in The Bankers Bank is restricted only in the fact that the stock may only be repurchased by The Bankers Bank.

The following table details unrealized losses and related fair values in the Bank's held to maturity and available for sale investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agency securities	$13,466,631	$ 156,223	$ 1,731,700	$ 510,600	$15,198,331	$ 666,823
State and municipal securities	3,894,918	48,065	637,222	33,339	4,532,140	81,404
Other securities	198,250	1,750	-	-	198,250	1,750
Total temporarily impaired securities	$17,559,799	$ 206,038	$ 2,368,922	$ 543,939	$19,928,721	$ 749,977

Management considers the nature of the investment, the underlying causes of the decline in market value, the severity and duration of the decline in market value and other evidence, on a security by security basis, in determining if the decline in market value is other than temporary. Management believes all unrealized losses presented in the table above to be temporary in nature.

Investment securities with amortized cost of approximately $2,582,000 and $1,628,000 at December 31, 2004 and 2003, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Realized gains	$ 189,668	$ 919,710	$ 59,037
Realized losses	126,664	-	(55,302)
	$ 63,004	$ 919,710	$ 3,735

The scheduled maturities of securities available for sale and securities held to maturity at December 31, 2004, were as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,118,524	$ 2,157,184	$ 25,000	$ 25,010
Due after one year through five years	3,047,596	3,147,974	-	-
Due after five years through ten years	10,470,638	10,520,500	1,279,635	1,301,653
Due after ten years	18,590,295	17,961,127	1,670,820	1,647,013
	$ 34,227,053	$ 33,786,785	$ 2,975,455	$ 2,973,676

Maturities of mortgage backed securities are based on contractual amounts. Actual maturity will vary as loans underlying the securities are prepaid.

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Commercial	$ 17,603	$ 15,093
Real estate:		
Construction and land development	19,454	14,530
Residential, 1-4 families	94,655	83,824
Residential, 5 or more families	692	321
Farmland	18,387	15,640
Nonfarm, nonresidential	31,485	31,902
Agricultural	2,891	3,152
Consumer	13,657	13,040
Other	698	1,048
	199,522	178,550
Allowance for loan losses	(2,610)	(2,395)
	$ 196,912	$ 176,155

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses as of December 31 follows:

	2004	2003	2002
Balance, beginning	$ 2,395,387	$ 2,189,028	$ 1,821,966
Provision charged to expense	390,000	410,000	441,000
Recoveries of amounts charged off	100,861	103,782	190,065
Amounts charged off	(276,489)	(307,423)	(264,003)
Balance, ending	$ 2,609,759	$ 2,395,387	$ 2,189,028

The following is a summary of information pertaining to impaired loans at December 31:

	2004	2003
Impaired loans without a valuation allowance	$ 881,753	$ 3,118,002
Impaired loans with a valuation allowance	478,712	641,779
Total impaired loans	$ 1,360,465	$ 3,759,781
Valuation allowance related to impaired loans	$ 72,162	$ 144,629

Nonaccrual loans and loans past due 90 days or more at December 31, 2004 were approximately $690,000 and $635,000, respectively. At December 31, 2003, those amounts were approximately $1,435,000 and $2,119,000, respectively. Substantially all of these loans are included in impaired loans for both years.

Note 5. Allowance for Loan Losses, continued

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2004, 2003 and 2002 (all approximate) is summarized below:

	2004	2003	2002
Average investment in impaired loans	$ 2,091,011	$ 2,116,478	$ 1,496,239
Interest income recognized on impaired loans	$ 55,157	$ 193,635	$ 154,810
Interest income recognized on a cash basis on impaired loans	$ 48,973	$ 109,711	$ 82,391

No additional funds are committed to be advanced in connection with impaired loans.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2004 and 2003, are as follows:

	2004	2003
Land	$ 1,311,314	$ 1,226,339
Buildings and improvements	4,876,164	3,920,221
Furniture and equipment	4,329,694	3,715,468
	10,517,172	8,862,028
Less accumulated depreciation	(3,200,422)	(2,633,836)
	$ 7,316,750	$ 6,228,192

Note 7. Cash Value of Life Insurance

The Bank is owner and beneficiary of life insurance policies on certain employees and directors. Policy cash values totaled $4,925,722 and $4,677,731 at December 31, 2004 and 2003, respectively.

Note 8. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2004 and 2003 was $36,668,682 and $34,695,733, respectively. At December 31, 2004, the scheduled maturities of time deposits are as follows:

Three months or less	$ 26,783,085
Over three months through twelve months	66,775,438
Over one year through three years	26,573,676
Over three years	6,515,957
	$ 126,648,156

Note 9. Short-Term Debt

The Bank has established unsecured lines of credit with correspondent banks totaling approximately $9,000,000 and a secured line of credit with the Federal Home Loan Bank of Atlanta of approximately $30,336,000. At December 31, 2004 the amount outstanding under the line of credit with the Federal Home Loan Bank of Atlanta was $2,000,000. The interest rate on this advance varies daily based upon the federal funds rate plus approximately 25 basis points. The rate on December 31, 2004 was 2.44%. The weighted average rate was 2.33% and the highest amount outstanding at any month-end was $5,000,000 during 2004. There were no amounts outstanding under these agreements during the years ended December 31, 2003 and 2002.

Note 10. Long-Term Debt

The Bank's long-term debt consists of $10,000,000 borrowed from the Federal Home Loan Bank of Atlanta. The loan matures on January 17, 2012 and is secured by substantially all first mortgage one-to-four family residential loans. Interest on the loan is fixed at 4.56% until January 17, 2007 at which time the interest rate is convertible, at the option of the Federal Home Loan Bank, to a variable rate equal to the three-month LIBOR rate. If converted, the Bank has the option to prepay the debt without penalty.

Note 11. Financial Instruments

Fair Values

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 10,032	$ 10,032	$ 11,748	$ 11,748
Federal funds sold	8,833	8,833	15,306	15,306
Securities, available for sale	33,787	33,787	41,239	41,239
Securities, held to maturity	2,975	2,974	3,961	3,997
Restricted equity securities	1,147	1,147	1,082	1,082
Loans, net of allowance for credit losses	196,912	197,084	176,155	175,327
Financial liabilities				
Deposits	231,059	230,675	228,219	228,845
Short-term debt	2,000	2,000	-	-
Long-term debt	10,000	10,157	10,000	10,312
Off-balance-sheet assets (liabilities)				
Commitments to extend credit and standby letters of credit	-	-	-	-
Derivate financial instruments	-	-	-	-

Interest Swap Agreement

During 2004, in order to better manage interest rate risk, the Bank entered into an agreement whereby the interest expense on variable rate debt totaling $5,000,000 was swapped for a fixed rate of interest expense. Due to a change in long-term interest rates, the Bank terminated the swap agreement and repaid the related debt during the year. As a result, the Bank recognized a gain of approximately $203,750 that is included in other income for the year ended December 31, 2004.

Notes to Consolidated Financial Statements

Note 12. Employee Benefit Plan

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. The following is a summary of the plan's funded status as of December 31, 2004 and 2003.

	2004	2003
Change in benefit obligation		
Benefit obligation at beginning of year	$ 3,708,775	$ 3,116,886
Service cost	221,173	173,885
Interest cost	241,070	218,182
Actuarial (gain) loss	684,106	460,742
Benefits paid	(142,394)	(260,920)
Benefit obligation at end of year	$ 4,712,730	$ 3,708,775
Change in plan assets		
Fair value of plan assets at beginning of year	$ 2,086,716	$ 1,830,770
Actual return on plan assets	241,484	258,803
Employer contribution	1,018,751	258,063
Benefits paid	(142,394)	(260,920)
Fair value of plan assets at end of year	$ 3,204,557	$ 2,086,716
Change in prepaid (accrued) benefit cost		
Prepaid (accrued) benefit cost, beginning	$ (109,357)	$ (90,249)
Contributions	1,018,751	258,063
Pension cost	(347,589)	(277,171)
Prepaid (accrued) benefit cost, ending	$ 561,805	$ (109,357)
Funded status	$ (1,508,173)	$ (1,622,059)
Unrecognized transitional net assets	(168)	(203)
Unrecognized prior service costs	50,322	60,386
Unrecognized net actuarial loss	2,019,824	1,452,519
Prepaid (accrued) benefit cost	$ 561,805	$ (109,357)
Additional disclosure information		
Accumulated benefit obligation	$ 2,521,489	$ 2,034,649
Vested benefit obligation	$ 1,894,769	$ 1,975,682
Discount rate	6.0%	6.5%
Expected return on plan assets	8.5%	8.5%
Rate of compensation increase	5.0%	5.0%
Average remaining service (years)	18	18

	2004	2003	2002
Components of net periodic benefit cost			
Service cost	$ 221,173	$ 173,885	$ 132,227
Interest cost	241,070	218,182	185,457
Return on plan assets	(241,484)	(258,803)	116,096
Originating unrecognized asset gain (loss)	56,710	85,998	(279,703)
Recognized net actuarial (gain) loss	60,091	47,880	18,040
Amortization	10,029	10,029	10,029
Net periodic benefit cost	$ 347,589	$ 277,171	$ 182,146

Note 12. Employee Benefit Plan, continued

Estimated Future Benefit Payments

	Pension Benefits
2005	$ -
2006	18,074
2007	18,504
2008	61,575
2009	70,206
2010 – 2014	789,252
	$ 957,611

Funding Policy

It is Bank policy to contribute the maximum tax-deductible amount each year as determined by the plan administrator. Based on current information, it is anticipated the 2004 contribution will be approximately $371,681 and pension cost will be approximately $405,793.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary, and with concurrence from their auditors. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held, or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at September 30, 2004 and 2003 (the latest dates available), by asset category are as follows:

	2004	2003
Mutual funds – fixed income	41%	48%
Mutual funds – equity	55%	52%
Other	4%	0%
Total	100%	100%

Note 12. Employee Benefit Plan, continued

Asset Allocation, continued

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50% fixed income and 50% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Note 13. Deferred Compensation and Life Insurance

Deferred compensation plans have been adopted for certain members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $1,992 to $61,044 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $535,336 and $527,032 at December 31, 2004 and 2003, respectively. Expense charged against income was $50,400, $53,571 and $55,456 in 2004, 2003 and 2002, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8%.

Note 14. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

	2004	2003	2002
Current	$ 1,028,015	$ 1,346,115	$ 1,072,581
Deferred	187,110	(40,580)	(108,478)
	$ 1,215,125	$ 1,305,535	$ 964,103

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

	2004	2003	2002
Tax at statutory federal rate	$ 1,515,242	$ 1,578,992	$ 1,190,191
Tax exempt interest income	(251,545)	(236,015)	(195,153)
State income tax, net of federal benefit	8,840	12,716	11,951
Other	(57,412)	(50,158)	(42,886)
	$ 1,215,125	$ 1,305,535	$ 964,103

Note 14. Income Taxes, continued

Deferred Income Tax Analysis

The significant components of net deferred tax assets (substantially all Federal) at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 806,836	$ 726,874
Unearned credit life insurance	24,783	24,741
Deferred compensation and accrued pension costs	-	216,372
Net unrealized losses on securities available for sale	154,384	-
Other	34,216	36,240
	1,020,219	1,004,227
Deferred tax liabilities		
Deferred compensation and accrued pension costs	9,000	-
Net unrealized gains on securities available for sale	-	176,830
Depreciation	158,637	115,734
Accretion of discount on investment securities	9,965	13,150
	177,602	305,714
Net deferred tax asset	$ 842,617	$ 698,513

Note 15. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2004 and 2003 is as follows:

	2004	2003
Commitments to extend credit	$ 12,352,870	$ 8,267,932
Standby letters of credit	-	-
	$ 12,352,870	$ 8,267,932

Note 15. Commitments and Contingencies, continued

Financial Instruments with Off-Balance-Sheet Risk, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $1,000,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Investment Purchase

During 2003, the Bank agreed to purchase an equity investment in a limited liability company totaling $500,000. The Bank has paid $175,000 as of December 31, 2004 and expects to fund the remaining $325,000 during 2005.

Note 16. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Note 16. Regulatory Restrictions, continued

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $2,461,000 at December 31, 2004. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2004.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

Note 16. Regulatory Restrictions, continued

Capital Requirements, continued

As of December 31, 2004 and 2003, the Bank met the criteria to be considered well capitalized under the regulatory framework from prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

The Company's and Bank's actual capital amounts (in thousands) and ratios are also presented in the table.

	Actual		Minimum Capital Required		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 28,739	15.8%	$ 14,509	8.0%	$ 18,136	10.0%
Grayson National Bank	$ 24,268	13.4%	$ 14,463	8.0%	$ 18,078	10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 26,468	14.6%	$ 7,254	4.0%	$ 10,881	6.0%
Grayson National Bank	$ 22,004	12.2%	$ 7,231	4.0%	$ 10,847	6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 26,468	9.9%	$ 10,673	4.0%	$ 13,341	5.0%
Grayson National Bank	$ 22,004	8.3%	$ 10,633	4.0%	$ 13,291	5.0%
December 31, 2003:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 26,449	15.3%	$ 13,844	8.0%	$ 17,305	10.0%
Grayson National Bank	$ 22,451	13.0%	$ 13,800	8.0%	$ 17,250	10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 24,283	14.0%	$ 6,922	4.0%	$ 10,383	6.0%
Grayson National Bank	$ 20,292	11.8%	$ 6,900	4.0%	$ 10,350	6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 24,283	9.3%	$ 10,408	4.0%	$ 13,010	5.0%
Grayson National Bank	$ 20,292	7.8%	$ 10,368	4.0%	$ 12,960	5.0%

Note 17. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2004 and 2003 loan transactions with related parties were as follows:

	2004	2003
Balance, beginning	$ 1,794,312	$ 2,676,098
New loans	1,674,816	549,261
Repayments	(724,708)	(1,431,047)
Balance, ending	$ 2,744,420	$ 1,794,312

Note 18. Parent Company Financial Information

Condensed financial information of Grayson Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and due from banks	$ 2,855,513	$ 2,927,262
Securities available for sale	1,056,900	1,088,875
Investment in affiliate bank at equity	22,239,543	20,609,391
Other assets	25,090	1,883
Total assets	$ 26,177,046	$ 24,627,411
Liabilities		
Other liabilities	$ -	$ 26,615
Stockholders' equity		
Common stock	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	23,797,289	21,587,202
Accumulated other comprehensive income	(290,578)	343,259
Total stockholders' equity	26,177,046	24,600,796
Total liabilities and stockholders' equity	$ 26,177,046	$ 24,627,411

Note 18. Parent Company Financial Information, continued

Statements of Income
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Income:			
Dividends from affiliate bank	$ 1,031,381	$ 859,484	$ 790,725
Interest on taxable securities	57,507	52,281	55,799
Net realized gains on securities	20,454	-	-
	1,109,342	911,765	846,524
Expenses:			
Management and professional fees	113,401	89,719	88,464
Other expenses	13,224	11,150	8,964
	126,625	100,869	97,428
Income before tax benefit and equity in undistributed income of affiliate	982,717	810,896	749,096
Federal income tax benefit	15,866	16,180	13,814
Income before equity in undistributed income of affiliate	998,583	827,076	762,910
Equity in undistributed income of affiliate	2,242,885	2,511,483	1,773,549
Net income	$ 3,241,468	$ 3,338,559	$ 2,536,459

Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities			
Net income	$ 3,241,468	$ 3,338,559	$ 2,536,459
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of affiliate	(2,242,885)	(2,511,483)	(1,773,549)
Net realized gains on securities	(20,454)	-	-
Net (increase) decrease in other assets	(12,336)	(89)	(3,157)
Net increase (decrease) in other liabilities	(26,615)	(131)	(18,096)
Net cash provided by operating activities	939,178	826,856	741,657
Cash flows from investing activities			
Purchases of investment securities	(300,000)	(500,000)	(300,000)
Sales of investment securities	320,454	-	-
Maturities of investment securities	-	400,000	300,000
Net cash provided (used) by investing activities	20,454	(100,000)	-
Cash flows from financing activities			
Dividends paid	(1,031,381)	(1,718,968)	(790,725)
Net cash used by financing activities	(1,031,381)	(1,718,968)	(790,725)
Net increase (decrease) in cash and due from banks	(71,749)	(992,112)	(49,068)
Cash and cash equivalents, beginning	2,927,262	3,919,374	3,968,442
Cash and cash equivalents, ending	$ 2,855,513	$ 2,927,262	$ 3,919,374

Management's Discussion and Analysis

Management Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Grayson Bankshares, Inc.'s financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992. The Grayson National Bank was founded in 1900 and currently serves Grayson County and surrounding areas through eight banking offices located in the towns of Independence and Hillsville, the localities of Elk Creek and Troutdale, the City of Galax and Carroll County, Virginia, and the town of Sparta, North Carolina.

The Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in the Bank's service area, while developing personal, hometown associations with these customers. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services. The Bank's primary sources of revenue are interest income from its lending activities, and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy and related expenses.

The earnings position of the Company remains strong. Grayson Bankshares, Inc. experienced net earnings of $3,241,468 for 2004 compared to $3,338,559 for 2003, and $2,536,459 in 2002. Dividends paid to stockholders amounted to $0.60 per share for 2004 compared to $1.00 per share for 2003.

The total assets of Grayson Bankshares, Inc. grew to $270,214,881 from $263,864,928, a 2.41% increase, continuing our strategy to grow the Company. Average equity to average assets indicates that the Company has a strong capital position with a ratio of 9.76% during 2004.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2004 contain a summary of its significant accounting policies. Management believes the Company's policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, management considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statements of Financial Accounting Standards ("SFAS") 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (ii) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses has three basic components: (i) the formula allowance, (ii) the specific allowance, and (iii) the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and our actual losses could be greater or less that the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Accounting for intangible assets is as prescribed by SFAS 142, Goodwill and Other Intangible Assets. The Company accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized, while intangible assets with an indefinite useful life are not amortized.

Estimated useful lives of intangible assets are based on an analysis of pertinent factors, including (as applicable):

- the expected use of the asset;
- the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;
- any legal, regulatory, or contractual provision that may limit the useful life;
- any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost;
- the effects of obsolescence, demand, competition, and other economic factors; and
- the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Straight-line amortization is used to expense recognized amortizable intangible assets since a method that more closely reflects the pattern in which the economic benefits of the intangible assets are consumed cannot reliably be determined. Intangible assets are not written off in the period of acquisition unless they become impaired during that period.

The Company evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively of that revised remaining useful life.

If an intangible asset that is being amortized is subsequently determined to have an indefinite useful life, the asset will be tested for impairment. That intangible asset will no longer be amortized and will be accounted for in the same manner as intangible assets that are not subject to amortization.

Intangible assets that are not subject to amortization are reviewed for impairment in accordance with SFAS 121 and tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible assets becomes its new accounting basis. Subsequent reversal of a previously recognized impairment loss is not allowed.

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2004			2003			2002		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest earning assets:									
Federal funds sold	$ 11,572	$ 139	1.20%	$ 23,878	$ 246	1.03%	$ 15,322	$ 239	1.56%
Investment securities	42,615	1,729	4.06%	45,015	2,000	4.44%	41,901	2,242	5.35%
Loans	190,028	12,788	6.73%	165,058	11,596	7.03%	150,992	11,799	7.81%
Total	244,215	14,656		233,951	13,842		208,215	14,280	
Yield on average interest-earning assets			6.00%			5.92%			6.86%
Non interest-earning assets:									
Cash and due from banks	7,546			7,955			8,233		
Premises and equipment	6,505			5,283			3,392		
Interest receivable and other	8,219			7,348			6,667		
Allowance for loan losses	(2,488)			(2,245)			(1,941)		
Unrealized gain/(loss) on securities	274			856			542		
Total	20,056			19,197			16,893		
Total assets	$ 264,271			$ 253,148			$ 225,108		
Interest-bearing liabilities:									
Demand deposits	$ 20,084	183	0.91%	$ 18,277	221	1.21%	$ 16,950	338	1.99%
Savings deposits	50,761	657	1.29%	42,380	717	1.69%	35,411	857	2.42%
Time deposits	127,080	3,114	2.45%	130,303	4,185	3.21%	118,820	5,003	4.21%
Borrowings	12,719	519	4.08%	12,548	514	4.09%	9,556	442	4.63%
Total	210,644	4,473		203,508	5,637		180,737	6,640	
Cost on average interest-bearing liabilities			2.12%			2.77%			3.67%
Non interest-bearing liabilities:									
Demand deposits	27,261			23,671			20,644		
Interest payable and other	568			1,522			1,484		
Total	27,829			25,193			22,128		
Total liabilities	238,473			228,701			202,865		
Stockholder's equity:	25,798			24,447			22,243		
Total liabilities and stockholder's equity	$ 264,271			$ 253,148			$ 225,108		
Net interest income		$ 10,183			$ 8,205			$ 7,640	
Net yield on interest-earning assets			4.17%			3.51%			3.67%

Table 2. Rate/Volume Variance Analysis (thousands)

	2004 Compared to 2003			2003 Compared to 2002		
	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume
Interest-earning assets:						
Federal funds sold	$ (107)	$ 36	$ (143)	$ 7	$ (98)	$ 105
Investment securities	(271)	(166)	(105)	(242)	(400)	158
Loans	1,192	(511)	1,703	(203)	(1,235)	1,032
Total	814	(641)	1,455	(438)	(1,733)	1,295
Interest-bearing liabilities:						
Demand deposits	(38)	(59)	21	(117)	(140)	23
Savings deposits	(60)	(187)	127	(140)	(289)	149
Time deposits	(1,071)	(969)	(102)	(818)	(1,269)	451
Borrowings	5	(1)	6	72	51	21
Total	(1,164)	(1,216)	52	(1,003)	(1,647)	644
Net interest income	$ 1,978	$ 575	$ 1,403	$ 565	$ (86)	$ 651

Net Interest Income

Net interest income, the principal source of Company earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

Total interest income in 2004 increased by 5.88% to $14.66 million from $13.84 million in 2003 after a decrease from $14.28 million in 2002. The increase in total interest income in 2004 was due primarily to an increase in average loans outstanding of approximately 15.13%. The increase in loans as a percentage of total interest-earning assets led to an overall increase in yield on average interest-earning assets of eight basis points from 2003 to 2004. The decrease in total interest income in 2003 was due to a 94 basis point decrease in yield on interest-earning assets which offset the $25.74 million increase in the average balance of interest-earning assets. Total interest expense decreased by approximately $1,164,000 in 2004 and $1,003,000 in 2003. The decreases each year were the result of decreases in the average rate paid for interest-bearing liabilities of 0.65% and 0.90% for 2004 and 2003 respectively. The effects of changes in volumes and rates on net interest income in 2004 compared to 2003, and 2003 compared to 2002 are shown in Table 2.

The increase in interest income combined with the decrease in interest expense led to an increase in net yield on interest-earning assets of 0.66% to 4.17% in 2004 compared to 3.51% in 2003.

Provision for Credit Losses

The allowance for credit losses is established to provide for expected losses in the Bank's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. The factors considered in making this decision are the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

At the end of 2004, the loan loss reserve was $2,609,759 compared to $2,395,387 in 2003 and $2,189,028 in 2002. The Bank's allowance for loan losses, as a percentage of total loans, at the end of 2004 was 1.31%, compared to 1.34% in 2003, and 1.40% in 2002.

Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is traditionally a result of service charges on deposit accounts including charges for insufficient funds checks and fees charged for nondeposit services. Noninterest income decreased by $1,054,386, or 39.61%, to $1,607,262 in 2004 from $2,661,648 in 2003. Noninterest income in 2002 totaled $1,021,301. The decrease from 2003 to 2004 was primarily due to non-recurring gains on the sale of securities which were realized in 2003 as part of the restructuring of a leveraging strategy that the bank implemented in 2002. Gains from this transaction totaled approximately $866,000. These gains, as well as the gains from interest rate swaps, are generally non-recurring in nature, and as such, management does not anticipate similar gains in the future. The primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Sources of Noninterest Income (thousands)

	2004	2003	2002
Service charges on deposit accounts	$ 550	$ 429	$ 355
Other service charges and fees	198	176	171
Increase in cash value of life insurance	248	237	225
Mortgage origination fees	134	190	113
Insurance commissions	16	24	27
Safe deposit box rental	32	35	30
Gain on the sale of securities	63	920	4
Gain on interest rate swap	204	522	-
Other income	162	129	96
Total noninterest income	$ 1,607	$ 2,662	$ 1,021

Other Expense

The major components of noninterest expense for the past three years are illustrated at Table 4.

Total noninterest expense increased by $1,130,650 in 2004 and $1,092,412 in 2003, which represents increases of 19.45% and 23.14% respectively. These increases were primarily due to increases in personnel expense, occupancy, equipment and other expenses, resulting from recent branching activity. Two new branch banking facilities in were opened in 2003 and one was opened in 2004.

Table 4. Sources of Noninterest Expense (thousands)

	2004	2003	2002
Salaries & wages	$ 3,032.7	$ 2,614.4	$ 2,169.5
Employee benefits	1,321.9	1,073.0	816.1
Total personnel expense	4,354.6	3,687.4	2,985.6
Director fees	131.7	106.7	73.8
Occupancy expense	224.7	180.1	127.2
Computer charges	151.5	123.7	83.5
Other equipment expense	638.1	501.7	391.4
FDIC/OCC assessments	111.5	107.5	98.6
Insurance	70.5	48.3	52.2
Professional fees	68.5	48.5	48.4
Advertising	179.8	152.9	142.8
Postage and freight	164.6	133.8	133.8
Supplies	183.1	167.3	124.8
Franchise tax	177.9	165.0	146.5
Telephone	123.6	94.6	76.4
Travel, dues & meetings	98.3	81.5	74.0
Other expense	264.8	213.6	161.2
Total noninterest expense	$ 6,943.2	$ 5,812.6	$ 4,720.2

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 58.9% in 2004, 53.5% in 2003 and 54.5% in 2002.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $1,215,125 in 2004, $1,305,535 in 2003 and $964,103 in 2002 resulting in effective tax rates of 27.3%, 28.1% and 27.5% respectively. The decrease in the effective tax rate for 2004 was due to a slight increase in the percentage of tax-exempt income.

Income tax expense (substantially all Federal) was $1,215,125 in 2004, $1,305,535 in 2003 and $964,103 in 2002 resulting in effective tax rates of 27.3%, 28.1% and 27.5% respectively. The decrease in the effective tax rate for 2004 was due to a slight increase in the percentage of tax-exempt income.

The Company's deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in the provisions for credit losses, valuation reserves, depreciation, deferred compensation, deferred income, pension expense and investment security discount accretion.

Net deferred tax benefits of $842,617 and $698,513 are included in other assets at December 31, 2004 and 2003 respectively. At December 31, 2004, net deferred tax benefits included $154,384 of deferred tax assets applicable to unrealized losses on investment securities available for sale. Accordingly, this amount was not charged to income but recorded directly to the related stockholders' equity account.

Analysis of Financial Condition

Average earning assets increased 4.39% from December 31, 2003 to December 31, 2004. Total earning assets represented 92.41% of total average assets in 2004 and 92.42% in 2003. The mix of average earning assets changed slightly from 2003 to 2004 as loan growth outpaced deposit growth thereby requiring the reallocation of assets from investment securities and federal funds sold to fund the additional loan growth.

Table 5. Average Asset Mix (dollars in thousands)

	2004		2003	
	Average Balance	%	Average Balance	%
Earning assets:				
Loans	$ 190,028	71.91%	$ 165,058	65.20%
Investment securities	42,615	16.13%	45,015	17.78%
Federal funds sold	11,572	4.37%	23,878	9.43%
Deposits in other banks	-	0.00%	-	0.00%
Total earning assets	244,215	92.41%	233,951	92.42%
Nonearning assets:				
Cash and due from banks	7,546	2.86%	7,955	3.65%
Premises and equipment	6,505	2.46%	5,283	2.09%
Other assets	8,219	3.11%	7,348	2.90%
Allowance for loan losses	(2,488)	-0.94%	(2,245)	-0.89%
Unrealized gain/(loss) on securities	274	0.10%	856	0.34%
Total nonearning assets	20,056	7.59%	19,197	7.58%
Total assets	$ 264,271	100.00%	$ 253,148	100.00%

Average loans for 2004 represented 71.91% of total average assets compared to 65.20% in 2003. Average federal funds sold decreased from 9.43% to 4.37% of total average assets while average investment securities decreased from 17.78% to 16.13% of total average assets over the same time period. The average balance of premises and equipment increased in 2004 commensurate with the construction of new branch banking facilities.

Loans

Average loans totaled $190.0 million over the year ended December 31, 2004. This represents an increase of 15.1% over the average of $165.1 million for 2003. Average loans increased by 9.3% from 2002 to 2003.

The loan portfolio is dominated by real estate and commercial loans. These loans accounted for 91.4% of the total loan portfolio at December 31, 2004. This is up from the 90.3% that the two categories maintained at December 31, 2003. The amount of loans outstanding by type at December 31, 2004 and December 31, 2003 and the maturity distribution for variable and fixed rate loans as of December 31, 2004 are presented in Tables 6 & 7 respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2004		December 31, 2003	
	Amount	%	Amount	%
Construction and development	$ 19,454	9.75%	$ 14,530	8.14%
Residential, 1-4 families	94,655	47.44%	83,824	46.95%
Residential, 5 or more families	692	0.35%	321	0.18%
Farmland	18,387	9.21%	15,640	8.76%
Nonfarm, nonresidential	31,485	15.78%	31,902	17.86%
Total real estate	$ 164,673	82.53%	$ 146,217	81.89%
Agricultural	2,891	1.45%	3,152	1.77%
Commercial	17,603	8.82%	15,093	8.45%
Consumer	13,657	6.85%	13,040	7.30%
Other	698	0.35%	1,048	0.59%
Total	$ 199,522	100.00%	$ 178,550	100.00%

Table 7. Maturity Schedule of Loans (dollars in thousands)

	Real Estate	Agricultural and Commercial	Consumer and Other	Total Amount	Total %
Fixed rate loans:					
Three months or less	$ 9,134	$ 2,347	$ 1,766	$ 13,247	6.64%
Over three to twelve months	25,594	2,690	2,656	30,940	15.51%
Over one year to five years	19,244	1,221	8,758	29,223	14.65%
Over five years	25,858	282	333	26,473	13.26%
Total fixed rate loans	$ 79,830	$ 6,540	$ 13,513	$ 99,883	50.06%
Variable rate loans:					
Three months or less	$ 31,083	$ 13,793	$ 815	$ 45,691	22.90%
Over three to twelve months	2,442	98	-	2,540	1.27%
Over one year to five years	19,117	63	27	19,207	9.63%
Over five years	32,201	-	-	32,201	16.14%
Total variable rate loans	$ 84,843	$ 13,954	$ 842	$ 99,639	49.94%
Total loans:					
Three months or less	$ 40,217	$ 16,140	$ 2,581	$ 58,939	29.54%
Over three to twelve months	28,036	2,788	2,656	33,480	16.78%
Over one year to five years	38,361	1,284	8,785	48,431	24.28%
Over five years	58,059	282	333	58,672	29.40%
Total loans	$ 164,673	$ 20,494	$ 14,355	$ 199,522	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 6.73% in 2004 compared to an average yield of 7.03% in 2003.

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies and State and Municipal bonds, as well as investment grade corporate bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2004 by major types of investments and contractual maturity ranges. Investment securities in Table 8 may have repricing or call options that are earlier than the contractual maturity date.

Total investment securities decreased by approximately $2.4 million from December 31, 2003 to December 31, 2004 as proceeds from maturing investment securities were used to fund increased loan demand. The average yield of the investment portfolio decreased to 4.06% for the year ended December 31, 2004 compared to 4.44% for 2003.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Market Value
Investment Securities:						
U.S. Government agencies	$ -	$ 701	$ 3,777	$ 12,695	$ 17,173	$ 16,527
Mortgage-backed securities	-	40	4,275	1,028	5,343	5,379
State and municipal securities	290	1,505	3,498	5,538	10,831	3,924
Corporate securities	1,854	802	200	1,000	3,856	10,930
Total	$ 2,144	$ 3,048	$ 11,750	$ 20,261	$ 37,203	$ 36,760
Weighted average yields:						
U.S. Government agencies	0.00%	3.71%	3.79%	4.05%	3.98%	
Mortgage-backed securities	0.00%	7.00%	4.59%	5.00%	4.69%	
State and municipal securities	5.50%	4.91%	3.99%	3.85%	4.42%	
Corporate securities	6.77%	5.80%	3.00%	4.27%	5.71%	
Total	6.60%	4.90%	4.13%	4.05%	4.39%	

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of $100,000 or more) are the primary funding source. The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Bank.

Average total deposits for the year ended December 31, 2004 amounted to $225.2 million, which was an increase of $10.6 million, or 4.9% over 2003. Average core deposits totaled $189.8 million in 2004 representing a 6.1% increase over the $178.8 million in 2003. The percentage of the Bank's average deposits that are interest-bearing decreased from 89.0% in 2003 to 87.9% in 2004. Average demand deposits, which earn no interest, increased 15.2% from $23.7 million in 2003 to $27.3 million in 2004. Average deposits for the periods ended December 31, 2004 and December 31, 2003 are summarized in Table 9.

Table 9. Deposit Mix (dollars in thousands)

	2004			2003		
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:						
NOW accounts	$ 20,084	8.9%	0.91%	$ 18,277	8.5%	1.21%
Money Market	13,514	6.0%	1.28%	9,101	4.2%	1.58%
Savings	37,247	16.6%	1.30%	33,279	15.5%	1.72%
Small denomination certificates	91,699	40.7%	2.49%	94,497	44.1%	3.23%
Large denomination certificates	35,382	15.7%	2.36%	35,806	16.7%	3.18%
Total interest-bearing deposits	197,926	87.9%	2.00%	190,960	89.0%	2.68%
Noninterest-bearing deposits	27,261	12.1%	0.00%	23,671	11.0%	0.00%
Total deposits	$ 225,187	100.0%	1.76%	$ 214,631	100.0%	2.39%

The average balance of certificates of deposit issued in denominations $100,000 or more decreased by $424 thousand, or 1.2%, for the year ended December 31, 2004. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 2004.

Table 10. Large Time Deposit Maturities (thousands)

Analysis of time deposits of $100,000 or more at December 31, 2004:

Remaining maturity of three months or less	$ 7,256
Remaining maturity over three through twelve months	19,915
Remaining maturity over one through five years	9,498
Remaining maturity over five years	-
Total time deposits of $100,000 or more	$ 36,669

Equity

Stockholders' equity amounted to $26.2 million at December 31, 2004, a 6.4% increase over the 2003 year-end total of $24.6 million. The increase resulted from earnings of approximately $3.2 million, less dividends paid and a change in unrealized depreciation of investment securities classified as available for sale. The Company paid dividends of $0.60, $1.00 and $0.46 per share in 2004, 2003 and 2002, respectively.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 2004 the Bank has a ratio of Tier 1 capital to risk-weighted assets of 12.2% and a ratio of total capital to risk-weighted assets of 13.4%.

Table 11. Bank's Year-end Risk-Based Capital (dollars in thousands)

	2004	2003
Tier 1 capital	$ 22,004	$ 20,292
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)	2,264	2,159
Total regulatory capital	$ 24,268	$ 22,451
Total risk-weighted assets	$ 180,782	$ 172,500
Tier 1 capital as a percentage of risk-weighted assets	12.2%	11.8%
Total regulatory capital as a percentage of risk-weighted assets	13.4%	13.0%
Leverage ratio*	8.5%	7.8%

*Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

In addition, a minimum leverage ratio of Tier 1 capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3% to 5%, subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2004, the Bank had a ratio of year-end Tier 1 capital to average total assets for the fourth quarter of 2004 of 8.5%. Table 11 sets forth summary information with respect to the Bank's capital ratios at December 31, 2004. All capital ratio levels indicate that the Bank is well capitalized.

At December 31, 2004 the Company had 1,718,968 shares of common stock outstanding, which were held by approximately 700 shareholders of record.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is generally based on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies

Nonperforming assets at December 31, 2004 and 2003 are analyzed in Table 12.

Table 12. Nonperforming Assets (dollars in thousands)

	December 31, 2004		December 31, 2003	
	Amount	% of Loans	Amount	% of Loans
Nonaccrual loans	$ 690	0.3%	$ 1,435	0.8%
Restructured loans	1,802	0.9%	484	0.3%
Loans past due 90 days or more	635	0.3%	2,119	1.2%
Total nonperforming assets	$ 3,127	1.5%	$ 4,038	2.3%

Total nonperforming assets were 1.5% and 2.3% of total outstanding loans as of December 31, 2004 and 2003 respectively.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The accrual of interest on a loan is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13. The allocation of the reserve for loan losses is detailed in Table 14. The methodology for allocating the reserve for loan losses was modified in 2003 based on historical charge-off percentages. The effect of the modification was to allocate a greater portion of the reserve to the areas of the loan portfolio which have presented more historical credit risk.

Table 13. Loan Losses (thousands)

	2004	2003	2002
Allowance for loan losses, beginning	$ 2,395,387	$ 2,189,028	$ 1,821,966
Provision for loan losses, added	390,000	410,000	441,000
Charge-offs:			
Real estate	(42,827)	(26,195)	(100,000)
Commercial and agricultural	(78,959)	(86,627)	(42,207)
Consumer and other	(154,703)	(194,601)	(121,796)
Recoveries:			
Real estate	1,456	5,308	26,477
Commercial and agricultural	69,042	52,056	137,141
Consumer and other	30,363	46,418	26,447
Net charge-offs	(175,628)	(203,641)	(73,938)
Allowance for loan losses, ending	$ 2,609,759	$ 2,395,387	$ 2,189,028

Table 14. Allocation of the Reserve for Loan Losses (thousands)

	2004		2003	
Balance at the end of the period applicable to:	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial and agricultural	$ 569	10.27%	$ 773	10.22%
Real estate - construction	-	9.75%	-	8.14%
Real estate - mortgage	663	72.78%	559	73.75%
Consumer and other	1,378	7.20%	1,063	7.89%
Total	$ 2,610	100.00%	$ 2,395	100.00%

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 21.8% at December 31, 2004 compared to 28.9% at December 31, 2003. These ratios are considered to be adequate by management.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2004. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2004, the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to change in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2004 Maturities/Repricing				
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:					
Federal funds sold	$ 8,833	$ -	$ -	$ -	$ 8,833
Investments	2,015	4,537	22,367	8,284	37,203
Loans	66,266	39,711	53,958	39,587	199,522
Total	$ 77,114	$ 44,248	$ 76,325	$ 47,871	$ 245,558
Interest-Bearing Liabilities:					
NOW accounts	$ 21,353	$ -	$ -	$ -	$ 21,353
Money market	13,886	-	-	-	13,886
Savings	37,603	-	-	-	37,603
Certificates of deposit	26,783	66,775	33,090		126,648
Borrowings	2,000	-	10,000	-	12,000
Total	$ 101,625	$ 66,775	$ 43,090	$ -	$ 211,490
Interest sensitivity gap	$ (24,511)	$ (22,527)	$ 33,235	$ 47,871	$ 34,068
Cumulative interest sensitivity gap	$ (24,511)	$ (47,038)	$ (13,803)	$ 34,068	$ 34,068
Ratio of sensitivity gap to total earning assets	-10.0%	-9.2%	13.5%	19.5%	13.8%
Cumulative ratio of sensitivity gap to total earning assets	-10.0%	-19.2%	-5.7%	13.8%	13.8%

The Company uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 300 basis points up or down over a 12-month period. Table 16 presents the Bank's forecasts for changes in net income and market value of equity as of December 31, 2004.

Table 16. Interest Rate Risk (dollars in thousands)

Rate Shocked Net Interest Income and Market Value of Equity

Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income:							
Net interest income	$ 10,597	$ 10,604	$ 10,570	$ 10,414	$ 10,258	$ 10,105	$ 9,956
Change	$ 183	$ 190	$ 156	$ -	$ (156)	$ (309)	$ (458)
Change percentage	1.76%	1.82%	1.50%	0.00%	-1.50%	-2.96%	-4.40%
Market Value of Equity	$ 32,152	$ 27,890	$ 24,942	$ 22,725	$ 20,756	$ 18,944	$ 17,266

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Table 17. Key Financial Ratios

	2004	2003	2002
Return on average assets	1.23%	1.32%	1.13%
Return on average equity	12.56%	13.66%	11.40%
Dividend payout ratio	31.82%	51.49%	31.17%
Average equity to average assets	9.76%	9.66%	9.88%

Staff

Loan Department and Mortgage Origination

Pam Neill	Judy Carpenter	Pat Sage	Robin Fincher
Jena Reeves	Sandra Blevins	Valerie Cowden	

Tellers

Brenda Brown	Mary Jane Leonard	Donna Anders	LeAngela Haynes
Donna Coleman	Erin Cox	Jeanne' Funk	Kristi Nichols
Deranda Roop	Rose Gonzalez	Anita McGrady	Mary Blevins
Ann Shuler	Teresa Edwards	Phyllis Fender	Peggy Spencer
Nancy Burkett	Christine Saltz	Sheila Taylor	Candee Harris
Dorothy Galyean	Angela Lawrence	Lisa Buchanan	Tammy Herrington
Barbara McBride	Sherita Sizemore	Pat Richardson	Cindy Seldon
Terry Davis	Lynn Cox	Sherry Key	Joyce Reavis
Hilda Anderson	Mary Jane Patton	Susan Roberts	Stacey Horton
Sue Bledsoe	Debra Pickett	Melissa Spencer	Becky Hall
Tracy Bowman	Christine Bolen	Peggy Gravely	Kim Banks

Bookkeeping & Proof

Becky Callahan	Rhonda Lineberry	Dorothy Hash	Nancy Hale
Rhonda James	Janna Billings	Elaine Roberts	Sparkle Holder
Loretta Painter	Lorie Casino		

Secretaries and Customer Service Personnel

Judy Cummings	Carol Moxley	Elisa Blevins	Cindy Teaster
Glenda Ward	Sue Faddis	Karen Overstreet	Beverly Burcham
Rebecca Reedy	Julie Horton		

Receptionists and Office Services

Brenda Thompson	Greg Reedy	Faye Dotson

Board of Directors and Officers

Board of Directors

Julian L. Givens	*Physician*
Jacky K. Anderson	*Grayson Bankshares, Inc. and Grayson National Bank*
Jack E. Guynn, Jr.	*Guynn Enterprises, Inc.*
Fred B. Jones	*Farmer*
Jean W. Lindsey	*Walter's Drug, Inc.*
Charles T. Sturgill	*Grayson County Clerk of Court*
Dennis B. Gambill	*Grayson Bankshares, Inc. and Grayson National Bank*
Carl J. Richardson	*Retired, Grayson National Bank*
J. David Vaughan	*Vaughan Furniture*
Thomas E. Jackson, Jr.	*Attorney-at-Law*

Grayson Bankshares Officers

Julian L. Givens	*Chairman of the Board*
Jacky K. Anderson	*President and CEO*
Dennis B. Gambill	*Vice President*
Brenda C. Smith	*Secretary*
Blake M. Edwards	*Chief Financial Officer*

Grayson National Bank Officers

Julian L. Givens	*Chairman of the Board*
Charles T. Sturgill	*Vice Chairman*
Jacky K. Anderson	*President and CEO*
Dennis B. Gambill	*Executive Vice President*
Curtis A. Jennings	*Senior Vice President*
Brenda C. Smith	*Senior Vice President*
Blake M. Edwards	*Chief Financial Officer*
Peggy H. Haga	*Vice President-Customer Service Rep*
Ann W. Graham	*Operations Manager*
Darlene B. Hensdell	*Assistant VP-Customer Service Rep*
Sarah S. Cox	*Assistant VP-Customer Service Rep*
Jerry D. Wright	*Vice President*
Delma C. Smith	*Assistant VP-Branch Coordinator*
Kathy T. Watson	*Information Systems Manager*
Linda B. Eller	*Executive Secretary/Administrative Assistant*
Rodney R. Halsey	*Assistant VP-Loan Officer-EDP*
Tom D. Gentry	*Commercial Loan Officer*
Carolyn A. Cornett	*Vice President-Auditor/Compliance Officer*
Lori C. Vaught	*Credit Administrator*
Robert T. Fender	*Loan Review Officer*
Deborah J. McCormick	*Collections Officer*
Marcia T. Sutherland	*Loan Officer*
Charles W. Smith	*Loan Officer/Security Officer*
Larry D. Osborne	*Assistant VP-Branch Manager of East Independence Office*
Brenda C. Parks	*Branch Manager of Troutdale Office*
Carol Lee Sutherland	*Branch Manager of Elk Creek Office*
Ronald P. Porter	*Vice President-Branch Manager of Galax Office*
Sharon D. Caudill	*Assistant Branch Manager of Galax Office-Loan Officer*
Greg L. Bare	*Branch Manager of Sparta Office*
Sheila G. Douglas	*Assistant Branch Manager of Sparta Office-Loan Officer*
Ruby A. Stuart	*Regional Manager/Branch Manager of Carroll Office*
G. Kevin Weatherman	*Assistant Branch Manager of Carroll Office-Loan Officer*
Kay B. Carter	*Branch Manager of Hillsville Office*
Doug E. Morgan	*Assistant Branch Manager of Hillsville Office-Loan Officer*



Board of Directors

Seated Left to Right: **Fred B. Jones, Jacky K. Anderson,** *President & CEO*; **Julian L. Givens,** *Chairman of the Board* Standing Left to Right: **Charles Sturgill; Dennis B. Gambill,** *Vice President*; **J. David Vaughan; Thomas M. Jackson, Jr.; Carl J. Richardson; Jack E. Guynn, Jr.; Jean W. Lindsey**



GNB Executive Officers

Jacky K. Anderson, *President & CEO*; **Curtis A. Jennings,** *Senior VP*; **Dennis B. Gambill,** *Executive VP*; **Blake M. Edwards,** *CFO;* **Brenda C. Smith,** *Senior VP*

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 1:00 p.m. on April 12, 2005, at the Grayson National Bank Conference Center, 558 East Main Street, Independence, Virginia, located in the Guynn Shopping Center.

Requests for Information

Requests for information should be directed to Mrs. Brenda C. Smith, Corporate Secretary, at The Grayson National Bank, Post Office Box 186, Independence, Virginia, 24348; telephone (276) 773-2811.

Independent Auditors

Larrowe & Company, PLC
Certified Public Accountants
Post Office Box 760
Galax, Virginia 24333

Stock Transfer Agent

The Grayson National Bank
Post Office Box 186
Independence, VA 24348

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

Main Office
113 West Main Street
Independence, Virginia 24348
(276) 773-2811

East Independence Office
802 East Main Street
Independence, Virginia 24348
(276) 773-2811

Galax Office
209 West Grayson Street
Galax, Virginia
(276) 238-2411

Carroll Office
8351 Carrollton Pike
Galax, Virginia 24333
(276) 238-8112

Elk Creek Office
60 Comers Rock Road
Elk Creek, Virginia 24326
(276) 655-4011

Troutdale Office
101 Ripshin Road
Troutdale, Virginia 24378
(276) 677-3722

Sparta Office
98 South Grayson Street
Sparta, North Carolina 28675
(336) 372-2811

Hillsville Office
419 South Main Street
Hillsville, Virginia 24343
(276) 728-2810